

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

August 21, 2008

Mr. Thomas A. Janochoski
Vice President & Secretary, Chief Financial Officer
Great Northern Iron Ore Properties
W-1290 First National Bank Building
332 Minnesota Street
Saint Paul, MN 55101-1361

> **Re:** **Great Northern Iron Ore Properties**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008**
> **File No. 0-00701**

Dear Mr. Janochoski:

We have reviewed your response letters and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Signatures, page 20

1. Please indicate in all future Exchange Act filings, including your 10-Qs, that Mr. Janochoski is also signing the document in his capacity as your principal accounting officer.

Engineering Comments

Business, page 3

2. We note your response to comment 8 regarding the increase in reserves through a confidential lease agreement with MSI and our request for supplemental information regarding the Mahoning and Enterprise properties. As this request addressed two separate mines, please provide the requested information for the Mahoning property only.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Sean Donahue at (202) 551-3579 or, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief